
November 4, 2023

Mary Szela
Chief Executive Officer
TriSalus Life Sciences, Inc.
6272 W. 91st Ave.
Westminster, Colorado 80031

> **Re: TriSalus Life Sciences, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 19, 2023**
> **File No. 333-274292**

Dear Mary Szela:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 19, 2023

Cover Page

1. We note your revisions in response to prior comment 1 and we reissue in part. Please disclose here any purchase price of the assumed RSUs and legacy Trisalus shares or clarify that no consideration was paid.

General

2. We note your analysis in response to prior comment 9, and reissue the comment in full. Please revise the first paragraph on the cover page, and the prospectus generally, to remove the registration of the issuance of common stock underlying the warrants referenced in the comment.

3. We note your revisions to prior comment 10 and we reissue the comment. The company seeks to register "(c) up to 15,575,001 shares of Common Stock issued pursuant to that Agreement and Plan of Merger, dated as of November 11, 2022, as amended on April 4, 2023, May 13, 2023 and July 5, 2023, by and among MTAC, MTAC Merger Sub, Inc. and TriSalus Operating Life Sciences, Inc. ('Legacy TriSalus') to certain former equityholders of Legacy TriSalus," as noted in the second paragraph on the cover page. As TriSalus merged into the SPAC merger subsidiary, these affiliates are deemed to be underwriters, and must set a fixed price at which the shares will be sold for the duration of the offering. Refer to Securities Act Rule 145(c). Please revise the prospectus accordingly.

 Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Matt Browne, Esq.